TETRA Technologies, Inc.

December 31, 2014

VIA EDGAR
Mr. John Cannarella
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: TETRA Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-13455
Dear Mr. Cannarella:
We acknowledge receipt of the Securities and Exchange Commission’s letter dated December 23, 2014, with respect to the above-referenced Form 10-K filed by TETRA Technologies, Inc. We have commenced work on a letter in response to the Staff’s comments; however, we will require additional time to fully respond to the Staff’s comments. Per your discussion with our counsel, we have requested an extension until January 22, 2015, to respond to the Staff’s comments. This letter confirms our request for such extension and we expect to file our response on or before January 22, 2015.
Please do not hesitate to contact the undersigned at (281) 364-5029 or Bill McDonald, Andrews Kurth LLP, at (713) 220-4813 if you have any questions.
Sincerely,
/s/Elijio V. Serrano
Elijio V. Serrano
Senior Vice President and Chief Financial Officer

cc:    Karl Hiller, Branch Chief, Securities and Exchange Commission
Kimberly Calder, Assistant Chief Accountant, Securities and Exchange Commission
Bill McDonald, Andrews Kurth LLP

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